Filed by Illumina, Inc.
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Illumina, Inc.
Commission File No.: 001-35406

The following communication was made available to certain analysts and investors of Illumina, Inc. (the “Company”) on September 21, 2020.  The Company has previously filed the press release included in this communication under Rule 425; accordingly, such document is omitted from this filing.

Subject: Illumina Announces Definitive Agreement to Acquire GRAIL - Conference Call Starts at 5 am PT

Good Morning,

Illumina has just announced a definitive agreement to acquire GRAIL.  The full text of the press release is below the conference call details.

●	Cash and stock consideration of $8 billion, plus future payments representing 2.5% of the first $1 billion revenue, and 9% of revenue above $1 billion, for 12 years.
●	Expands Illumina’s NGS Oncology Testing TAM by $60B to $75B in 2035, a CAGR of 27%.
●	Expect transaction to close in the second half of 2021.
●	Expect transaction to be accretive to Illumina’s revenue in 2021, and to meaningfully accelerate revenue growth over time.

Conference Call Starting at 5 am PT

●	Dial in is (866) 211-4597 or (647) 689-6853, both with passcode 2245817.
●	Replay will be posted and available on the website for at least 30 days.

We will be posting a slide deck to accompany the webcast to the Illumina website here, and the transaction website www.transformingcancerdetection.com

Questions?

As always, feel free to reach out.  Email will be the best way to reach me and I’ll get back to you as quickly as I can.

Complete Release Follows

[complete press release]

Additional Information and Where to Find It

In connection with the proposed transaction, the Company intends to file with the SEC a registration statement on Form S-4 that will include a preliminary prospectus with respect to the Company’s common stock and contingent value rights to be issued in the proposed transaction and a consent solicitation statement of GRAIL, Inc. (“Grail”) in connection with the proposed transaction.  The Company may also file other documents with the SEC regarding the proposed transaction.  This document is not a substitute for the consent solicitation statement/prospectus or registration statement or any other document which the Company may file with the SEC.  INVESTORS AND SECURITY HOLDERS OF GRAIL ARE URGED TO READ THE REGISTRATION STATEMENT, WHICH WILL INCLUDE THE CONSENT SOLICITATION STATEMENT/PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS.  Investors and security holders may obtain free copies of the registration statement on Form S-4 (when available), which will include the consent solicitation statement/prospectus, and other documents filed with the SEC by the Company through the website maintained by the SEC at www.sec.gov, through the Company’s Investor Relations page (investor.illumina.com) or by writing to Illumina Investor Relations, 5200 Illumina Way, San Diego, CA 92122.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to subscribe for, buy or sell, or the solicitation of an offer to subscribe for, buy or sell, or an invitation to subscribe for, buy or sell any securities or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, invitation, sale or solicitation would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Cautionary Notes on Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “may,” “target,” similar expressions and variations or negatives of these words.  Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof.  These and other forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements, including the failure to consummate the proposed transaction or to make any filing or take other action required to consummate such transaction in a timely matter or at all.  Important risk factors that may cause such a difference include, but are not limited to: (i) the proposed transaction may not be completed on anticipated terms and timing, (ii) a condition to closing of the transaction may not be satisfied, including obtaining regulatory approvals, (iii) the potential impact of unforeseen liabilities, future capital expenditures, revenues, costs, expenses, earnings, synergies, economic performance, indebtedness, financial condition and losses on the future prospects, business and management strategies for the management, expansion and growth of the Company’s business after the consummation of the transaction, (iv) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction, (v) any negative effects of the announcement, pendency or consummation of the transaction on the market price of the Company’s common stock and on the Company’s operating results, (vi) risks associated with third-party contracts containing consent and/or other provisions that may be triggered by the proposed transaction, (vii) the risks and costs associated with the integration of, and the ability of the Company to integrate, Grail’s business successfully and to achieve anticipated synergies, (viii) the risks and costs associated with the development and commercialization of, and the Company’s ability to develop and commercialize, Grail’s products; (ix) the risk that disruptions from the proposed transaction will harm the Company’s business, including current plans and operations, (x) legislative, regulatory and economic developments, (xi) the other risks described in the Company’s most recent annual reports on Form 10-K and quarterly reports on Form 10-Q and in the registration statement on Form S-1 filed with the SEC by Grail on September 9, 2020, as amended on September 17, 2020, and (xii) management’s response to any of the aforementioned factors.

These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the consent solicitation statement/prospectus that will be included in the registration statement on Form S-4 that will be filed with the SEC in connection with the proposed transaction.  While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties.  Unlisted factors may present significant additional obstacles to the realization of forward-looking statements.  Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on the Company’s financial condition, results of operations, credit rating or liquidity.  The Company does not assume any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.